Filed by: Fulton Financial Corporation Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Columbia Bancorp (Commission No. 000-24302)

FOR IMMEDIATE RELEASE	Contact: Laura Wakeley (Fulton)
Phone: 717-371-2379

FEDERAL RESERVE BOARD APPROVES FULTON FINANCIAL
CORPORATION'S ACQUISITION OF COLUMBIA BANCORP

LANCASTER, PA - 01/19/06 -- Fulton Financial Corporation (NASDAQ: FULT) today announced that on Tuesday, January 17, the Federal Reserve Board approved the Corporation's application to acquire Columbia Bancorp (NASDAQ: CBMD), based in Columbia, Maryland. Columbia Bancorp shareholders approved this transaction on December 5, 2005.

Fulton Financial Corporation is now awaiting the approval of the Maryland Department of Labor, Licensing, and Regulation, which is anticipated within the next few days.

The company anticipates that the transaction will be completed on February 1, 2006. At that time, Columbia Bancorp's banking subsidiary, The Columbia Bank, will become Fulton Financial's 15th banking subsidiary.

Fulton Financial Corporation is a Lancaster, Pennsylvania-based financial holding company which employs nearly 4,000 people and which operates 232 banking offices in Pennsylvania, Maryland, Delaware, New Jersey and Virginia through the following affiliates: Fulton Bank , Lancaster, PA; Lebanon Valley Farmers Bank, Lebanon, PA; Swineford National Bank, Middleburg, PA; Lafayette Ambassador Bank , Easton, PA; FNB Bank, N.A., Danville, PA; Hagerstown Trust, Hagerstown, MD; Delaware National Bank, Georgetown, DE; The Bank, Woodbury, NJ; The Peoples Bank of Elkton, Elkton, MD; Skylands Community Bank , Hackettstown, NJ; Premier Bank, Doylestown, PA; Resource Bank, Virginia Beach, VA; First Washington State Bank, Windsor, NJ; and Somerset Valley Bank, Somerville, NJ.

The Corporation's financial services affiliates include Fulton Financial Advisors, N.A., Lancaster, PA; Fulton Insurance Services Group, Inc. Lancaster, PA; and Dearden, Maguire, Weaver and Barrett, LLC, West Conshohocken, PA.

Residential mortgage lending is offered by all banks through Fulton Mortgage Company or Resource Mortgage.

Additional information on Fulton Financial Corporation is available on the Internet at www.fult.com.

2006

Additional Information and Where to Find It: A Registration Statement on Form S-4, including a Proxy Statement/Prospectus, has been filed with and declared effective by the SEC in connection with the proposed transaction. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Fulton, Columbia Bancorp, the acquisition of Columbia Bancorp by Fulton, the persons soliciting proxies relating to the merger, their interests in the merger and related matters. Investors and security holders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Fulton by directing a request to George R. Barr, Secretary, at (717) 291-2411 or from Columbia Bancorp by directing a request to Sibyl S. Malatras, Secretary, at (410) 423-8024.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Fulton and Columbia Bancorp file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Fulton’s and Columbia Bancorp’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.

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